March 30, 2020
VIA EMAIL AND EDGAR

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:	HC2 Holdings, Inc. (the “Company”) Preliminary Consent Statement filed March 13, 2020 Filed by Percy Rockdale LLC et al. File No. 1-35210
Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated March 19, 2020 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced matter. We have discussed the Comment Letter with Percy Rockdale LLC, MG Capital Management Ltd. and the other participants named in the Consent Statement (collectively, “Percy Rockdale”) as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Consent Statement on Schedule 14A filed on the date hereof (the “Consent Statement”). To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Preliminary Consent Statement filed on March 13, 2020
1.
Disclosure on page 6 indicates that “[i]f fewer than six directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then such vacancies will be filled by plurality vote...” Sections 3 and 4 of Article II of the Company’s Fourth Amended and Restated By-Laws provide that vacancies caused by the removal of a director “shall be filled by the affirmative vote of a majority of directors then in office.” In addition, it is our understanding that pursuant to section 228 of the Delaware General Corporation Law and Article I, Section 9 of the By-Laws, the Participating Stockholders’ director nominees would need the affirmative consent of the holders of a majority of the shares entitled to vote to be appointed to the Company’s board of directors. Please provide support for the statement that any vacancies on the Board resulting from the consent solicitation can be filled by plurality vote or revise the disclosure to reflect that the Board will have the power to fill any such vacancies in the event that less than six directors are removed.

Percy Rockdale acknowledges the Staff’s question and has made the requested clarifications on PDF pages 7, 16, 24, 29, 31, 46 and 47 of the Consent Statement. Percy Rockdale further wishes to clarify to the Staff, that our prior reference to “plurality” was in reference to Article II, Section 1.a of the Company’s Bylaws and was not meant to override the requirements for the Nominees to be elected by the affirmative consent of the holders of a majority of the shares entitled to vote, but to merely provide an order of appointment.
Reasons for the Solicitation, page 16
2.
Disclosure on page 12 states that “…the Company’s stockholders can no longer afford to trust that Mr. Falcone, or the current Board that has tacitly endorsed his misdeeds, will look after their best interests” (emphasis added). Disclosure on page 16 states refers to Mr. Falcone as “run[ing] roughshod over his fellow directors by interfering with the Board’s oversight of him.” Such statements appear to impugn the character, integrity and personal reputation of Mr. Falcone and the Board without adequate factual foundation. Please do not use these or similar statements in the proxy statement without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

Percy Rockdale acknowledges the Staff’s comment and hereby provides the following additional information and factual support for these statements. In our view, the Company’s stockholders have reason to question whether Mr. Falcone and the incumbent Board will look after their best interests.  Mr. Falcone has a long history of blatantly disregarding his obligations to investors, creditors, regulators, the tax authority and even his own lawyers, including the following instances:
•
In 2013, Mr. Falcone entered into a settlement with the SEC (the “Settlement Agreement”) that included admitting wrongdoing, accepting a ban from the securities industry and paying a substantial fine. The penalty stemmed from the apparent misuse of $113 million of investors’ funds, manipulation of securities prices and other misconduct.

•
HC2’s 10-K filings disclose that that in January 2015, it entered into a “Services Agreement” with Harbinger Capital Partners, which has been Mr. Falcone’s owned and operated registered investment advisory firm for many years.  Harbinger Capital Partners is currently extracting an additional $4 million per year through this opaque and undisclosed “Services Agreement.” Beyond the financial implications of this agreement, there are concerns about the appropriateness of the types of services the HC2 is receiving from Mr. Falcone and his investment advisory business in view of the Settlement Agreement.  We understand from the same 10-K that Continental General Insurance a wholly owned subsidiary with approximately $4.5 billion policy holder in assets has also entered into an investment management agreement with HC2, which gives us pause given the lack of adequate disclosure and the uncertain compliance with the Settlement Agreement.

•
Multiple insurance regulators have instituted bans on Mr. Falcone and the Board’s ability to manage the Company’s insurance subsidiaries.  The Florida, Iowa, Ohio, New York, South Carolina, and Texas Insurance Commissioners all placed limitations on Mr. Falcone or the Board being involved as officers or directors of the Company’s Insurance subsidiaries.   HC2 failed to disclose, until the most recent 10-K (after our highlighting of the issue), that these bans were ongoing and directly related to their business.  For years, HC2 insisted the only ban was in New York and that HC2’s insurance operations were not regulated by the New York regulator. Following numerous red flags related to inappropriate dealings with HC2’s insurance subsidiary, we understand from the subsidiary’s 2019 statutory insurance filings, that the Texas Insurance Commissioner is investigating the corporate governance, related party activities, affiliated agreements and investment activities of HC2 and its insurance subsidiary.

•
In 2019, the Supreme Court of New York ordered HC2 to garnish Mr. Falcone’s wages and seize his vested shares and options issued by the Company for failure to fulfill his tax obligations to the City of New York.  We know of no other public company CEO whose company is under a similar garnishment order.  Neither Mr. Falcone nor HC2 have publicly disclosed this garnishment order. Its relevance is most apparent today given the order includes seizure of Mr. Falcone’s shares and options in HC2, creating an important variable in a consent solicitation.

•
In February 2020, Melody Financial, a lender to Mr. Falcone, sued him for failure to pay more than $60 million owed to Melody Financial and for selling collateral that secured loans without turning over the proceeds. The reports surrounding the Melody Financial lawsuit allege that Mr. Falcone, in blatant violation of the terms he agreed to when taking the lender’s money, knowingly and purposefully disposed of and transferred collateral in violation of his loan covenants, in disturbing disregard for his contractual and legal obligations.

•
In March 2020, a recently unsealed lawsuit filed by Dontzin, Nagy, & Flessig LLP against Mr. Falcone revealed that the law firm has been awarded $13.7 million in back fees and interest owed by Mr. Falcone.  More disturbing, in a sworn deposition associated with that action, Mr. Falcone claims he did not benefit from the law firm’s services because HC2’s general counsel—who is paid by HC2 stockholders and is a representative of the Company, not Mr. Falcone—handled Mr. Falcone’s personal lawsuits, including an investigation by the New York Attorney General.   A transcript reveals Mr. Dontzin asking Mr. Falcone the following: “And when he was your in-house lawyer at HC2 being paid by HC2 shareholders, he did extra work for you for free; is that right?” The transcript goes on to show Mr. Falcone answering, “yes.”  This points to a judicial determination of Mr. Falcone’s wrongdoing that includes an admission of repeated misuse of Company resources without any effective or appropriate oversight by the Board of Directors.

•
In March 2020, a letter was sent to the Board’s audit committee expressing concerns about a bargain purchase gain recorded by HC2 in 2018. The accounting maneuver enabled HC2 to increase the valuation of a business it bought from the $10,000 purchase price to $116.5 million upon consummating the transaction. Concurrently, management’s compensation was adjusted to provide it 12% of any increase in the HC2’s net asset value during that year. Upon sending the letter to the Board’s audit committee, we promptly received an terse response not from the audit committee or its representative—but from Mr. Falcone.  We believe this further calls into question the Board’s independence. We have yet to receive a response to our concerns. We are attaching the letter and its exhibits as a reference.  This not only calls into question the independence of the Board and the degree to which the incumbent directors take their fiduciary and legal responsibilities seriously, but it also suggests that Mr. Falcone‘s years of service as a combined Chairman and Chief Executive Officer undermines the Board’s oversight of him.

We take very seriously the SEC’s consistent insistence on full compliance with Rule 14a-9’s prohibitions on impugning character, and on the requirement that opinions and beliefs be rooted in fact.  We respectfully assert that we have more than an adequate basis in fact for Percy Rockdale’s opinions and beliefs.  We point you to the various items of proof listed above, which include a public acknowledgement of wrongdoing by Mr. Falcone, together with a properly adjudicated judgment, sworn admissions of misuse of HC2 resources, and plausible allegations of abuse by respected third parties.  They speak for themselves.  Moreover, a number of these occurred under the noses of current Directors, who, based on their public record, appear to have done nothing and continue to do nothing to exert oversight over Mr. Falcone.  Based on these factors, we likewise believe that our beliefs and opinions about the Directors have sufficient basis in fact to be expressed in our Consent Statement in compliance with the proxy rules.
We Are Deeply Concerned That Mr. Falcone…Failed to Close the Significant Gap, page 17
3.	With a view towards disclosure, please indicate the valuation date used for the B.B. Riley FBR report, if not February 10, 2020 and the trading price for the Company’s shares on such date.
Percy Rockdale acknowledges the Staff’s comment and has revised the Consent Statement to include the requested information. Please see PDF page 19 of the Consent Statement.
We Are…Concerned with the Composition and Qualification of the Current Board, page 18
4.
Disclosure following this caption states that “Lead Independent Director, Robert V. Leffler, Jr….lacks any stated expertise in construction, insurance, energy, marine services, and other business segments of relevance to HC2.” The Company’s lead independent director is Wayne Barr, Jr. It is our understanding that Mr. Barr has extensive experience in the telecommunications and technologies industries. Please revise or advise.

5.
The first sentence of this section criticizes the “incumbent directors” but only discusses two of them. Please either expand the discussion to further support the allegations in the first sentence or revise accordingly.

Percy Rockdale acknowledges the Staff’s comments and has revised this section of the Consent Statement to address comments #4 and #5. Please see PDF pages 20 and 21 of the Consent Statement.

Proposal 3 – The Election Proposal, page 23

6.
Disclosure in this section states that “[b]ased on a review of the agreements disclosed in the Company’s…Annual Report…, the Company’s most recent quarterly report…and the Company’s…Form 8-K filed on or after the date of the Annual Report, we do not believe there would be any material consequences that would occur under any agreements should our Nominees be elected to the Board.” It is our understanding that the change of control provisions contained in the Certificates of Designation for the Company’s Preferred Stock, filed as Exhibits 4.4 and 4.13 to the Company’s annual report on Form 10-K filed on March 12, 2019, would require the Company to offer to redeem the outstanding shares of Preferred Stock at the option of the holders if the Participating Stockholders replace a majority of the Company’s directors, and further, that the cost to do so would be approximately $25 million. Please advise us of the basis for concluding that such expense is not a material consequence or revise the proxy statement to disclose this information.

7.
In addition, disclosure in this section indicates that a change in control of the Board “may trigger change in control provisions or payments…in the Company’s employment and/or severance agreements with its named executive officers and, potentially, certain equity plans,” but such changes would not cause any “material consequences.” With a view towards disclosure, please provide support for the conclusion that these change in control provisions or payments would not be material.

Percy Rockdale acknowledges the Staff’s comments and has revised this section of the Consent Statement to address comments #6 and #7. Please see PDF pages 26 and 27 of the Consent Statement.
Incorporation by Reference, page 33
8.
Please advise us when the Participating Stockholders anticipate distributing the consent statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Participating Stockholders will accept all legal risk in connection with distributing the initial definitive consent statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Percy Rockdale acknowledges the Staff’s comment and directs the Staff’s attention to the Company’s revised preliminary consent revocation statement, which was filed with the Securities and Exchange Commission on March 27, 2020. Please see PDF page 37 of the Consent Statement.
*            *            *

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis

Christopher P. Davis

Cc:            Rebecca L. Van Derlaske